November 8, 2019

Keith Phillips
Managing Director, President and Chief Executive Officer
Piedmont Lithium Ltd
Level 9, BGC Centre, 28 The Esplanade
Perth, WA, 6000
Australia

       Re: Piedmont Lithium Ltd
           Registration Statement on Form F-3
           Filed November 1, 2019
           File No. 333-234445

Dear Mr. Phillips:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Eric Scarazzo, Esq.